11/18

03037511

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Synex Int'l Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- ~~8062~~ 862 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/18/03

SYNEX INTERNATIONAL INC.

ANNUAL REPORT 2003





SYNEX INTERNATIONAL INC.

The Annual General Meeting will be held at the offices of the Company at 400-1444 Alberni Street, Vancouver, BC Canada at 10:00am, November 27, 2003.

The common shares of the company are listed on The Toronto Stock Exchange. Trading Symbol - SXI.

Cover photo by Neil Andrews.

REPORT FROM THE PRESIDENT

The financial results for fiscal 2003 are dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at June 30, 2003, the total outstanding amount pending collection was $35,628. The gain on sale of the software division was $1,795,692 and as a result net income for fiscal 2003 increased to $1,541,420 as compared to $496,520 for the previous year. Earnings per share, fully diluted, increased to $0.10 from $0.03 in fiscal 2002.

For continuing operations, revenue in fiscal 2003 increased to $1,247,785 from $1,165,171 in fiscal 2002. There was a net loss from continuing operations in fiscal 2003 of $282,534 compared to net income in fiscal 2002 of $313,013. The decrease in net income was due to an unrealized foreign exchange loss, increased provision for future income taxes and higher selling, general and administrative costs.

Revenue for the energy division decreased to $432,176 from $473,090 in fiscal 2002 with net income decreasing to $93,507 from $145,007. The revenue and operating profit in fiscal 2003 includes a gain on sale of the shares of Synex Systems Corporation held by Synex Energy in the amount of $316,225 and a currency translation loss of $232,633.

During fiscal 2003, the 4MW Mears Creek Hydro Project was substantially advanced. The turbine/generator equipment was ordered in September 2002 and other key equipment was ordered during the fourth quarter of fiscal 2003. In June 2003, a contract for the supply and installation of the steel portion of the penstock was executed and work commenced before the end of June 2003. The project is scheduled to be in commercial operation in mid-January 2004.

Synex Energy has a Loan Agreement with the New World Power Corporation, which was due on June 30, 2001. The loan is secured by a first mortgage on the real estate assets of Wolverine Power Corporation and was in default as of June 30, 2002. In an attempt to resolve the default, on October 22, 2002, Synex Energy and New World executed a Stock Purchase Agreement, which was scheduled to close on or before December 31, 2002. The agreement was subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly, the agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps to acquire the real estate assets of Wolverine Power Corporation under a foreclosure procedure that was completed in early July 2003. Synex Energy is now proceeding with the process necessary to acquire the remaining useful assets including the federal licenses.

During fiscal 2003, the regulatory process and design work for the Kyuquot electrical utility and the 3MW McKelvie Creek Hydro Project was advanced. In addition, the 3.1MW Cypress Creek Hydro Project was qualified by BC Hydro under its 2002/03 request for quotations and subsequent to June 30, 2003 was tendered to BC Hydro for an electricity purchase agreement. As announced on September 26, 2003, BC Hydro accepted the tender for the Cypress Creek Project.

The energy division holds about 900,000 shares of Coast Mountain Hydro Corporation, a publicly traded company proposing a 112 MW hydroelectric plant in northern British Columbia. The Forrest Kerr Hydroelectric Project submitted by Coast Mountain was qualified by BC Hydro under its 2002/03 request for quotations and subsequent to June 30, 2003 was tendered to BC Hydro for an electricity purchase agreement. As announced on September 26, 2003, BC Hydro accepted the tender for the project.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers of the engineering division increased to $807,740 from $712,619 in fiscal 2002 with segment operating profit decreasing to $121,566 from $137,335.

OUTLOOK

The Company has a 19-year history of participation in the electrical energy business and, following the sale of the software division in fiscal 2003, we are focusing our resources on the energy development opportunities that have emerged in British Columbia.

During the current fiscal year, we anticipate completing the Mears Creek Hydro Project and significantly advancing one or more of the Kyuquot Utility, McKelvie Hydro and Cypress Hydro projects.

We are working towards settlement before June 30, 2004, of the unresolved issues surrounding possession by our subsidiary company, Synex Michigan, of the hydro power facilities located in Michigan that were formerly owned by Wolverine Power Corporation.



Greg J. Sunell, President

REPORT ON OPERATIONS

OVERVIEW

Synex International Inc. is a public company trading on the Toronto Stock Exchange since 1987. The Company commenced fiscal 2003 with three wholly owned active subsidiary companies in the businesses of the development and operation of electrical power facilities, the provision of consulting engineering services in water resources and hydroelectricity and the development and marketing of computer software products. On September 30, 2002, the Company sold the shares of the software division, Synex Systems Corporation. At the end of fiscal 2003, the Company had two active subisidiary companies, namely, Synex Energy Resources Ltd. and Sigma Engineering Ltd.

CORPORATE ACTIVITIES

The principal transaction during fiscal 2003 was the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia on September 30, 2003. The Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts receivable. As at June 30, 2003, the outstanding amount pending collection was $35,628. The gain on sale of the shares of Synex Systems Corporation was $1,795,692, which included a provision for future office lease commitments of $520,000 less the tax benefits of the provision.

During the fiscal year, the Company did not repurchase any shares on the open market under its Normal Course Issuer Bid, which expired on August 12, 2003.

At June 30, 2003, there were outstanding options under the Stock Option Plans (1995) and (2000) to purchase 740,000 common shares at $0.20 per share and $0.23 per share. During fiscal 2003, 40,000 shares were issued upon exercise of options at an exercise price of $0.20.

At June 30, 2003, there were 15,231,083 shares issued and outstanding. Subsequent to year end, on August 14, 2003, the Company announced the closing of a private placement in the amount of $857,498 resulting in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance.

The Company commenced the fiscal year with assets of $4,413,340 including $556,494 in cash and cash equivalents and as at June 30, 2003 had assets of $6,398,393 including $1,391,975 in cash and cash equivalents. The Company had no outstanding bank indebtedness.

SYNEX ENERGY RESOURCES LTD.

Synex Energy has developed and operated electrical power facilities for itself and others since 1984.

The revenue for fiscal 2003 was $432,176 as compared to $473,090 in fiscal 2002. There was a decrease in segment operating profit to $93,507 in fiscal 2003 from $145,007 in fiscal 2002. The net income includes the unrealized foreign exchange loss of $232,633 in fiscal 2003 and the unrealized foreign exchange gain of $35,967 in fiscal 2002. The exchange loss and gain are related to the Loan with the New World Power Corporation. Synex Energy owned some of the shares of Synex Systems Corporation, which was sold on September 30, 2002 and the net income for Synex Energy for fiscal 2003 includes a gain on sale of shares of $316,225.

On July 1, 1998, Synex Energy closed a US$1 million Loan Agreement with The New World Power Corporation of Philadelphia due June 30, 2001. The loan is secured by a first mortgage on the hydroelectric assets and a general security agreement on Wolverine Power Corporation. Wolverine is a wholly owned subsidiary of New World with hydroelectric assets in Michigan comprising four plants with a total installed capacity of 11 MW. In fiscal 2003, Synex Energy commenced foreclosure proceedings in respect of the Wolverine real estate assets. These proceedings were adjourned in September 2002 based on a Stock Purchase Agreement for Wolverine executed between Synex Energy and New World, which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly, the Agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps to acquire under foreclosure the real estate assets of Wolverine Power Corporation. Subsequent to fiscal year end, in early July 2003, Synex Energy acquired the real estate assets. Synex Energy is now proceeding with an intent to acquire the remaining useful assets including the federal licences and power purchase agreement from Wolverine.

In December 2001, Synex Energy executed conditional electricity purchase agreements (the "EPA") with BC Hydro for the supply of two planned hydroelectric projects to be located on the west coast of Vancouver Island, namely a 4 MW plant at Mears Creek near Gold River and a 3 MW plant at McKelvie Creek near Tahsis. On October 20, 2002, Synex Energy and BC Hydro executed an amendment to the EPA under which the target commercial operation dates of the Mears Creek Project and the McKelvie Creek Project were set as January 15, 2004 and September 15, 2004 respectively.

The Mears Creek Project was substantially advanced in fiscal 2003. The turbine/generator contract was executed in September 2002 for delivery in the fall of 2003. Contracts were executed in the last quarter of fiscal 2003 for the powerhouse building frame, building crane, electrical switchgear, high voltage transformer and for the supply and installation of the steel pipe portion of the penstock.

While the regulatory process for the McKelvie Creek Project was advanced during fiscal 2003. However, the main outstanding issue for the McKelvie Creek Project is the financial attractiveness of the project, which will depend on favourable resolution of the costs of interconnection and operating costs, including property taxation.

SYNEX ENERGY RESOURCES LTD. (CONTINUED)

In December 2002, Synex Energy submitted the Cypress Creek Project to BC Hydro under a Request for Qualification for Projects for the BC Hydro 2002/2003 "Green Energy" call. The Cypress Creek Project was qualified and subsequent to fiscal year end, on September 26, 2003, BC Hydro announced that the Synex Energy tender for an electricity purchase agreement for the Cypress Creek Project was successful and that a contract offer would be forthcoming. The Cypress Creek Project is a planned 3 MW hydroelectric plant to be located near Gold River on Vancouver Island.

In fiscal 2002, Kyuquot Power Ltd. was incorporated as a wholly owned subsidiary of Synex Energy. Kyuquot Power is currently advancing plans to construct and operate a power distribution utility on the west coast of Vancouver Island. The utility would provide electricity from the BC Hydro integrated grid to replace the existing self-generation with small diesel gensets. The necessary land leases for the powerline were received dated March 31, 2002. Felling of trees over a small portion of the land was also completed. In March 2002, the local First Nation community requested a delay of the project for one year to enable it to secure grants to be used to lower proposed electricity rates and to allow additional time to consider the changes to electrical billings. The First Nation was not able to secure grants within the one year period but is continuing to seek assistance. Synex Energy did not advance construction in fiscal 2003 but in recent discussions the First Nation has expressed the expectation that construction may commence in late 2003.

During February 2000, Synex Energy and BC Hydro executed an amendment to their Clayton Falls Expansion Agreement covering the prepayment by BC Hydro of the remaining monthly payments due to Synex Energy under the Clayton Falls Expansion Agreement, with Synex Energy continuing its obligations to BC Hydro. Synex Energy has accrued $65,000 from the prepayment as a contract warranty provision. The Clayton Falls Agreement is valid until January 2012.

At June 30, 2003, Synex Energy held 916,898 shares of Coast Mountain Power Corporation, a public company trading on the TSE Venture Exchange (symbol MW). Coast Mountain is advancing the 112 MW, Forrest Kerr Hydroelectric Project to be located on the Iskut River in northwestern British Columbia. During the fiscal year, Coast Mountain received an Environmental Assessment Certificate with respect to the project. In December 2002, Coast Mountain submitted the Forrest Kerr Project to BC Hydro under a Request for Qualification for Projects for the BC Hydro 2002/2003 "Green Energy" call. The project was qualified and subsequent to fiscal year end, on September 26, 2003, BC Hydro announced that the Coast Mountain tender for an electricity purchase agreement for the Project was successful and that a contract offer would be forthcoming.

The other facilities in which Synex Energy has a financial or operating interest include:

- **Kwadacha Diesel Power Plant** is managed by Synex Energy under a contract arrangement with the Kwadacha First Nation.
- **Tsay Keh Diesel Power Plant** is managed by Synex Energy under a contract arrangement with the Tsay Keh Dene.
- **Yoho Power Ltd.** was a wholly owned subsidiary of Synex Energy Resources Ltd., which was an electrical utility regulated by the British Columbia Utilities Commission. The utility was substantially sold in fiscal 1997 to BC Hydro under Key Principles of Agreement with minor cleanup work continuing and expected to be substantially complete by the end of fiscal 2005.

Synex Energy has previously developed, owned and operated hydroelectric plants, most notably the Brown Lake Hydroelectric Plant, which is a 7 MW plant located near Prince Rupert, British Columbia, and has been involved in the leasing and operation of electrical grid connections, including the Holberg Grid Connection which is a 50 km powerline located at the north end of Vancouver Island.

SIGMA ENGINEERING LTD.

Sigma Engineering Ltd. provides consulting engineering services for the control and use of water, particularly the design of hydroelectric and other power generation facilities, hydrology, river engineering and environmental assessment services.

Sigma provides services to Synex Energy covering the operation of existing plants and the development and design work for future projects, as well as external consulting assignments. During fiscal 2003, the work for Synex Energy concentrated mostly on the management of existing plants and the advancement of the Mears Creek Project and other energy prospects. External consulting assignments mostly involved the feasibility and design of several hydroelectric projects to be located in British Columbia.

The combined revenue of Sigma in fiscal 2003 was $1,226,780 as compared to $1,017,699 in fiscal 2002. Revenue from external clients in fiscal 2003 was $807,740 as compared to $712,619 in fiscal 2002. Inter-segment revenue increased to $419,040 from $305,080.

The segment operating profit in fiscal 2003 was $121,566 a decrease from the segment operating profit of $137,335 in fiscal 2002. The economic conditions in British Columbia and the response of BC Hydro, particularly in the small hydroelectric field, strengthened over fiscal 2003 and continued high activity is anticipated.

SYNEX SYSTEMS CORPORATION

Effective October 1, 2003, the shares of Synex Systems Corporation were sold to Lasata Pty. Ltd. of Australia. Synex Systems has a 19-year history of developing and marketing popular computer software products and since 1989 has advanced its widely accepted business software product, F9, which provides a dynamic link for financial reporting between the leading software spreadsheets and the general ledgers of numerous accounting software vendors.

During the first quarter of fiscal 2003, revenue increased by 14% to $703,710 from $618,605 in the corresponding period of the previous fiscal year while the segmented operating profit increased to $108,591 from $38,824 in the first quarter of fiscal 2002.

Lasata Pty. Ltd. continues to occupy the portion of the leased premises formerly occupied by Synex Systems Corporation. Under the purchase and sale agreement, Lasata Pty. Ltd. will remain in the leased premises until at least September 30, 2004 unless Synex International Inc. requests the premises to be vacated at an earlier date, with notice of six months.

SYNEX INTERNATIONAL INC.

2003 FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles. Financial information presented throughout the Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the consolidated financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying consolidated financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards in order to express their opinion on these financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

G Sunell

Gregory J Sunell
President and Director

AUDITOR'S REPORT

To the Shareholders of Synex International Inc.,

We have audited the consolidated balance sheets of Synex International Inc as at June 30, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, BC
September 12, 2003

CONSOLIDATED BALANCE SHEETS

As at June 30		2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	**1,391,975**	$	556,494
Accounts receivable and other (Note 2)		**967,318**		1,293,383
Prepaid expenses		**41,837**		55,185
Future income taxes (Note 6)		**45,968**		41,786
	$	**2,447,098**	$	1,946,848
Loan receivable (Notes 2 and 11)	$	**1,844,643**	$	1,520,620
Property, plant and equipment (Note 3)		**102,515**		238,646
Future income taxes (Note 6)		**133,620**		155,898
Projects in development and other assets (Note 2)		**1,870,517**		551,328
	$	**6,398,393**	$	4,413,340
LIABILITIES				
Current				
Accounts payable	$	**362,628**	$	446,996
	$	**362,628**	$	446,996
Accrued liabilities and provisions (Note 8)		**585,000**		65,000
	$	**947,628**	$	511,996
SHAREHOLDERS' EQUITY				
Capital stock (Note 4)	$	**4,715,140**	$	4,707,139
Retained earnings (deficit)		**735,625**		(805,795)
		5,450,765		3,901,344
	$	**6,398,393**	$	4,413,340

See accompanying notes to consolidated financial statements.

Approved by the Directors

Alan W. Stephens
Director

Greg J. Sunell
Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the year ended June 30		2003		2002
REVENUE				
	$	**1,247,785**	$	1,165,171
EXPENSES				
Amortization		**38,494**		44,128
Selling, general and administrative		**1,201,673**		973,364
		1,240,167		1,017,492
Income before the undernoted		**7,618**		147,679
Unrealized foreign exchange (loss) gain (Note 9)		**(232,633)**		35,967
(Loss) income before provision for income taxes		**(225,015)**		183,646
Provision for income taxes (Note 6)		**57,519**		(129,367)
Net (loss) income from continuing operations		**(282,534)**		313,013
Net income from discontinued operations (Note 10)		**28,262**		183,507
Gain on disposal of investment, net of income taxes (Note 10)		**1,795,692**		0
Net income for the year		**1,541,420**		496,520
Deficit at beginning of year		**(805,795)**		(1,332,078)
Shares purchased and cancelled (Note 4)		**0**		29,763
Retained earnings (deficit) at end of year	**$**	**735,625**	$	(805,795)
Basic earnings per share for the year (Note 1):				
(Loss) income from continuing operations	**$**	**(0.02)**	$	0.02
Net income	**$**	**0.10**	$	0.03
Fully diluted earnings per share for the year (Note 1):				
(Loss) income from continuing operations	**$**	**(0.02)**	$	0.02
Net income	**$**	**0.10**	$	0.03
Weighted average number of common shares outstanding :				
Basic earnings per share		**15,226,083**		15,349,416
Fully diluted earnings per share		**15,539,849**		15,807,749

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30		2003		2002
OPERATING ACTIVITIES				
Net (loss) income from continuing operations	$	**(282,534)**	$	313,013
Amortization		**38,494**		44,128
Foreign exchange		**232,633**		(35,967)
Future income taxes		**59,037**		(128,364)
Changes in operating assets and liabilities:		**47,630**		192,810
(Increase) in accounts receivable and other		**(196,308)**		(54,693)
(Increase) in prepaid expenses		**(10,711)**		(11,170)
Increase (decrease) in accounts payable and accrued liabilities		**593,491**		(104,036)
		434,102		22,911
FINANCING ACTIVITIES				
Common shares issued (purchased)		**8,000**		(77,908)
		8,000		(77,908)
INVESTING ACTIVITIES				
Loan receivable		**(506,657)**		0
Energy project development costs (net)		**(1,336,727)**		(310,570)
Property, plant and equipment additions (net)		**(15,634)**		(37,946)
Investments (net) (Note 2)		**8,450**		8,855
		(1,850,568)		(339,661)
(Decrease) in cash and cash equivalents from continuing operations during the year	$	**(1,408,466)**	$	(394,658)
Increase (decrease) in cash and cash equivalents from discontinued operations during the year (Note 10)				
Operations		**(88,929)**		402,274
Property, plant and equipment		**114,996**		0
Investment		**2,217,880**		0
Cash and cash equivalents at beginning of year		**556,494**		548,878
Cash and cash equivalents at end of year	$	**1,391,975**	$	556,494

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash receipts for interest on long term debts	$	**0**	$	15,537
Cash payments for taxes		**(13,900)**		(31,500)

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Foreign currency translation
Transactions denominated in a currency other than Canadian dollars are translated to Canadian dollars by applying exchange rates in effect at the transaction date. At year end, monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at that date. Any resulting foreign currency translation gains and losses are included in the consolidated statement of income in the current period.

c. Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d. Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e. Energy projects
Project development costs relating to energy projects which are expected to benefit future periods are capitalized and pooled during the investigation and development stage, and a portion of these costs are allocated to completed projects. The costs associated with completed projects are amortized on a straight-line basis over the life of the project.

f. Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is provided over the estimated useful life of the asset as follows:

Computer hardware	30% declining balance basis
Computer software	100% straight-line basis
Furniture and equipment	20% declining balance basis
Leasehold improvements	Straight-line basis over the lease term

g. Investments
The Company uses the cost method to account for investments in which it has no significant influence. Provisions are made for any impairment in value, which are determined to be other than temporary. The Company uses the equity method to account for investments in which it has significiant influence.

h. Stock options
The Company provides stock options to eligible persons as determined by the Board of Directors under the Stock Options Plans (1995) and (2000). Options are priced at market value at the time of granting. Any consideration paid on exercise of options is credited to share capital.

i. Revenue recognition
Revenue from sales less an allowance for returns, and from energy projects is recognized at the time of delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured. Consulting service revenue is recognized as the services are performed. Provisions for estimated losses on amounts are recorded when identified.

j. Income taxes
Future income taxes relate to the expected future tax consequence of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

k. Per share calculations
The Company uses the accounting recommendations of the CICA Hankbook Section 3500, Earnings per Share. Under this method, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options unless their effect is antidilutive.

2. ACCOUNTS RECEIVABLE, PROJECTS IN DEVELOPMENT, OTHER ASSETS & LOAD RECEIVABLE

a. Accounts receivable

		2003		2002
Accounts receivable - trade	$	337,719	$	895,544
Interest & other		629,599		397,839
	$	967,318	$	1,293,383

b. Projects in development and other assets

		2003		2002
Energy projects	$	1,828,228	$	500,587
Investments		42,289		50,741
	$	1,870,517	$	551,328

Energy Projects

Energy projects, beginning of year	$	500,587	$	198,036
Project development costs capitalized		1,336,727		310,570
	$	1,837,314	$	508,606
Amortization		(9,086)		(8,019)
Energy projects, end of year	$	1,828,228	$	500,587

Investments

As at June 30, 2003, the Company held 916,898 shares of Coast Mountain Power Corp which had a market value of $715,180. Coast Mountain Power Corp is proposing to build a 112 MW hydroelectric power plant in the northern British Columbia.

c. Loan receivable

During fiscal 1999, the Company's wholly owned subsidiary, Synex Energy Resources Ltd., entered into a Convertible Loan Agreement with New World Power Corporation ("NWPC") under which the Company provided a US$1,000,000 convertible loan. As at June 30, 2003, the Company advanced a total of Canadian $1,844,643. The loan is secured by a first mortgage on the hydroelectric assets of Wolverine Power Corporation, a wholly owned subsidiary of NWPC and was matured on June 30, 2001 (Note 11).

3. PROPERTY, PLANT AND EQUIPMENT

				2003	2002
		Cost	**Accumulated Amortization**	**Net Book Value**	Net Book Value
Computer hardware		$ 115,040	$ 74,000	$ 41,040	$ 144,327
Computer software		18,224	16,802	1,422	9,131
Furniture and equipment		125,984	80,044	45,940	65,774
Leasehold improvements		36,493	22,380	14,113	19,414
		$ 295,741	$ 193,226	$ 102,515	$ 238,646

4. Capital Stock

	2003		2002	
	Number	**Amount**	Number	Amount
Authorized common shares without par value	**100,000,000**		100,000,000	
Issued and fully paid common shares	**15,231,083**	**$ 4,715,140**	15,191,083	$ 4,707,139
	15,231,083	**$ 4,715,140**	15,191,083	$ 4,707,139

During the years ended June 30, 2003 and 2002, the Company cancelled and purchased shares as follows:

	2003		2002	
For cash under normal course issuer bids:				
Cancelled during the year	**0**	**$ 0**	633,500	$ 166,535
Purchased in the year	**0**	**0**	389,500	77,908

During the fiscal 2002, the Company cancelled shares which had been purchased under the terms of its Normal Course Issuer Bids of 633,500 common shares for an aggregate consideration of $166,535. The excess of stated value over the purchase price was $29,763. This amount was credited to retained earnings.

During the years ended June 30, 2003 and 2002, the Company issued shares as follows:

On exercise of incentive stock options	**40,000**	**$ 8,000**	0	$ 0

Stock option plan
Under the Stock Option Plans (1995) and (2000) as approved by the shareholders of the Company, the following activity occurred during the years:

	Weighted Average Exercise Price	**2003 Number**	Weighted Average Exercise Price	2002 Number
Balance, beginning of year	**$ 0.20**	**500,000**	$ 0.00	0
Granted (July 26,2002, expires January 31,2005)	**0.23**	**280,000**	0.20	500,000
Exercised	**0.20**	**(40,000)**	0.00	0
Lapsed	**0.00**	**0**	0.00	0
Balance, end of year	**$ 0.21**	**740,000**	$ 0.20	500,000

Under Stock Option Plan (2000), there remains the authority for the Board to grant up to 980,000 options.

The Company has adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $1,552,561 and the pro forma fully diluted earnings per share would remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected life of 2 years and seven months.

5. Business Segments

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2003		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	432,176	707,941	1,226,780	1,953,992	4,320,889
Inter-segment revenue			4,231	419,040	473,366	896,637
Revenue from customers	$	432,176	703,710	807,740	1,480,626	3,424,252
Gain on sale of investment						(1,697,880)
Revenue from discontinued operations						(703,710)
Unrealized foreign exhange loss						232,633
Other						(7,510)
Revenue	$					1,247,785
Segment operating profit		93,507	108,591	121,566	1,359,834	1,683,498
General expenses						172,621
Income taxes (recovery)						(30,543)
Net income for the year	$					1,541,420
Identifiable assets	$	4,420,722	0	401,517	1,430,547	6,252,786
Capital expenditures	$	1,190,417	(114,996)	7,034	(11,350)	1,071,105
Amortization	$	9,334	10,255	13,796	15,364	48,749

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	473,090	2,722,606	1,017,699	650,329	4,863,724
Inter-segment revenue			4,586	305,080	634,900	944,566
Revenue from customers	$	473,090	2,718,020	712,619	15,429	3,919,158
Revenue from discontinued operations						(2,718,020)
Unrealized foreign exchange (gain)						(35,967)
Revenue						1,165,171
Segment operating profit		145,007	459,000	137,335		741,342
General expenses						297,882
Income taxes (recovery)						(53,060)
Net income for the year	$					496,520
Identifiable assets	$	2,508,843	1,017,668	513,729	373,100	4,413,340
Capital expenditures	$	310,570	58,152	16,172	21,772	406,666
Amortization	$	8,328	46,771	13,809	21,991	90,899

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers:

		2003		2002
Canada	$	**2,687,139**	$	1,275,832
United States		**640,778**		2,180,460
United Kingdom		**81,191**		278,509
Other Countries		**15,144**		184,357
Total revenue from customers	$	**3,424,252**	$	3,919,158

All of the company's long-lived assets are located in Canada.

6. Income Taxes

A reconciliation between the Company's effective tax rate and the Canadian statutory rate (37.62% in 2003 and 42.14% in 2002) is as follows:

		2003		2002
Income taxes at Canadian statutory rate	$	**(84,651)**	$	77,388
Reduction in tax expense due to utilization of previously unrecognized tax benefits		**0**		(41,561)
Provision for (benefit) of temporary differences recognized		**59,037**		(128,364)
Unrealized foreign exchange loss (gain) not recognized for tax benefits		**86,353**		(15,156)
Other		**(3,220)**		(21,674)
	$	**57,519**	$	(129,367)
Represented by:				
Income taxes - current	$	**(1,518)**	$	(1,003)
Income taxes - future		**59,037**		(128,364)
	$	**57,519**	$	(129,367)

The Company has $480,000 of capital lossses to be carried forward and applied against future capital gain for tax purposes. The potential benefit of this item has not been reflected in these financial statements.

The components of the Company's future tax assets and liabilities are as follows :

		2003		2002
Future tax assets				
Net operating loss carry forwards	$	**45,968**	$	124,669
Tax basis of assets in excess of book value		**133,620**		73,015
	$	**179,588**	$	197,684

7. Financial Instruments

a. Fair value

The Company has financial instruments which include cash and cash equivalents, accounts receivable and other, accounts payable and accrued liabilities.

The carrying value of these financial assets and liabilities approximates fair value at June 30, 2003 and 2002.

The fair value of the loan receivable from NWPC is not determinable due to the nature of the ongoing proceedings to enforce the Company's security (Note 11).

b. Financial risk

The Company is exposed to financial risk arising from fluctuations in forign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency rate fluctuations.

c. Credit risk

The Company currently derives revenue primarily from a large number of customers in a number of industries. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal.

8. Commitments

As at June 30, 2003, the Company had an agreement to lease office premises for an average of $244,000 per annum until expiration on August 31, 2008. As a result of the sale of the software division (Note 10) and resulting dicontinued operations, the Company has provided a reserve in the amount of $520,000 to cover rent commitments as Lasata Software Pty Ltd. may vacate the space in October 2004.

9. UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)

The Convertible Loan with NWPC, which is denominated in US dollars, is translated into Canadian dollars at the rate in effect on the balance sheet date , effective for dates on and after June 30, 2002. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the results of operations. The financial statements were translated using an exchange rate of US$1 to Canadian $1.3553.

10. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		June 30 2003		June 30 2002
Cash and cash equivalents	$	**0**	$	292,004
Accounts receivable		**0**		522,373
Prepaid expenses		**0**		24,059
Property, plant and equipment		**0**		122,359
Future income taxes		**0**		56,873
Total assets	$	**0**	$	1,017,668
Accounts payable and accrued liabilites		**0**		157,859
Deficit		**0**		(1,840)
Net assets	$	**0**	$	861,649

		Year ended June 30 **2003**		2002
Earnings from discontinued operations were as follows:				
Revenue	$	**703,710**		2,718,020
Net income from discontinued operations		**28,262**		183,507
Gain on sale of assets including tax recovery of $97,812		**1,795,692**		0
Net earnings	$	**1,823,954**	$	183,507
The cash flows from discontinued operations were as follows:				
Cash provided by (used for)				
Operating activities		**(36,038)**		460,424
Financing activities		**0**		0
Investing activities		**(52,891)**		(58,150)
	$	**(88,929)**	$	402,274

11. SUBSEQUENT EVENTS

After the year end on July 3, 2003 and July 7, 2003, Synex Energy Resources Ltd. acquired the real estate assets of Wolverine Power Corporation comprising four hydroelectric facilities located in Michigan under a foreclosure procedure for US$1.505 million in consideration. These assets are now held by Synex Michigan, LLC, a recently incorporated subsidiary of Synex Energy Resources Ltd, which is proceeding to effect the transfer of the operating business including the purchase of the remaining assets of Wolverine Power Corporation.

On August 14, 2003, the Company has closed a private placement in the amount of $857,498, which will result in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance. The funds generated is mainly to provide to the Company's wholly owned subsidiary, Synex Energy Resources Ltd., to advance electrical energy developments and for general corporate purposes.

Directors and Officers

Alan W. Stephens
Chairman and Secretary

Gregory J. Sunell
Director and President

Paul J. O'Sullivan
Director

Kenneth Y.C. Yung
Director

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
http://www.synex.com
email astephens@synex.com

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Bankers
Royal Bank of Canada
Main Branch, Royal Centre
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Registrar and Transfer Agent
Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

17



03 NOV 12 PM 7:21

SYNEX INTERNATIONAL INC.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting (the "Meeting") of the shareholders of SYNEX INTERNATIONAL INC. (the "Company"), will be held on Thursday, November 27, 2003 at 10:00 am at the offices of the Company, 400 – 1444 Alberni Street, Vancouver, British Columbia, for the following purposes:

1. To receive and adopt the audited financial statements of the Company as of June 30, 2003 and the report of the auditors thereon;

2. To appoint the auditors for the ensuing year and to authorize the board of directors to set the remuneration of the auditors;

3. To elect the directors for the ensuing year;

4. To pass an ordinary resolution authorizing the directors of the Company, in advance, to obtain if required, equity financing through one or more private placements of common shares of the Company, with any such financing to be completed within the 12-month period following the date of the Meeting; and

5. To transact such other business as may properly be transacted at the Meeting, or any adjournment thereof, without notice.

The Record Date for the determination of shareholders who are entitled to notice of and to vote at the Meeting has been fixed as October 17, 2003.

An Information Circular and Form of Proxy accompany this Notice of the Meeting. Shareholders who are unable to be present in person at the Meeting are invited to complete and return the enclosed Form of Proxy in accordance with the instructions set forth therein and in the Information Circular. A Shareholder Request Form is also provided for those *unregistered shareholders who want the agent for the Company, Computershare Trust Company of Canada, to place them on the Supplementary Mailing List to receive the Quarterly Reports for the current fiscal year which are routinely mailed to the registered shareholders by Computershare Trust Company of Canada.*

DATED at Vancouver, British Columbia, Canada, on October 17, 2003.

BY ORDER OF THE BOARD

Gregory J. Sunell, President

SYNEX INTERNATIONAL INC.
INFORMATION CIRCULAR

1. General Information

This Information Circular is furnished by SYNEX INTERNATIONAL INC. (the "Company") to the shareholders of the Company (the "Shareholders") in connection with the solicitation of proxies by the Management of the Company (the "Management") for use at the annual and extraordinary general meeting (the "Meeting") of the Shareholders to be held on Thursday, November 27, 2003 at the time and place and for the purposes set forth in the notice of the Meeting (the "Notice of Meeting"). The date for the determination of Shareholders that are entitled to notice of, and to vote at, the Meeting (the "Record Date") is the close of business on October 17, 2003. Unless otherwise noted, information in this Information Circular is given as at October 17, 2003.

2. Persons making the Solicitation

The accompanying Form of Proxy is solicited by and on behalf of the Management. **A SHAREHOLDER HAS THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING, EITHER BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY**. A proxy will not be valid unless the completed Form of Proxy is received by Computershare Trust Company of Canada at the address shown in the accompanying Form of Proxy, before the time stated therein or delivered to the chairman of the meeting prior to the commencement of the Meeting. The solicitation, if any is made, is expected to be primarily by mail and the cost will be borne by the Company. Certain of the directors, officers and persons regularly employed by the Company may solicit proxies personally or by telephone or by fax, as deemed necessary, at no additional compensation.

3. Revocability of Proxies

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to the registered office of the Company, Fraser Milner Casgrain LLP, 15th Floor, The Grosvenor Building, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8, or to Computershare Trust Company of Canada at the address shown in the accompanying Form of Proxy, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting prior to the commencement of the Meeting, or by any other manner provided by law.

4. Voting Shares and Principal Holders Thereof

The Company has authorized capital consisting of 100,000,000 common shares (the "Shares") without par value. As of the Record Date, 17,766,583 Shares were issued and outstanding as fully paid and non-assessable shares. Each Share is entitled to one vote. Shareholders registered prior to the Record Date will be entitled to attend and vote at the Meeting.

As at the Record Date, to the knowledge of the directors and senior officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Shares, are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Daniel Russell	3,095,000	17.4%
Gregory Sunell	2,830,589	15.9%

5. Discretionary Authority

On any ballot or poll with respect to any matter to be acted upon, the Shares represented by the Proxy will be voted in accordance with the instructions of the Shareholder, as specified. **IF A CHOICE IS NOT SPECIFIED WITH RESPECT TO ANY SUCH MATTER, OTHER THAN THE ELECTION OF DIRECTORS AND APPOINTMENT OF AUDITORS, THE SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO THEREIN.**

The Proxy also confers discretionary authority on any amendment or variation of matters set forth in the Notice of Meeting and on any other matter that may properly come before the Meeting. If a Shareholder wishes to deny the grant of such discretionary authority, the Proxy must be marked accordingly where indicated.

6. Election of Directors

The number of directors has been previously fixed by the Shareholders at four.

The four persons named hereunder will be presented for election at the meeting as the nominees of the Management and the persons named in the enclosed Form of Proxy intend to vote for the election of such nominees. Each director is elected for a one year term but will hold office until the dissolution of the meeting at which his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company. The following information concerning the nominees, including the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by each of the persons named hereunder.

Name, Municipality of Residence and Office Held	Principal Occupation or Employment	Date of Appointment as Director	Shares as of Record Date
Paul J. O'Sullivan * * Nanaimo, BC Director	President and COO of Triant Technologies Inc. and formerly President and CEO and formerly Vice President.	June 11, 2001	10,000
Alan W. Stephens West Vancouver, BC Chairman, Secretary & Director	Chairman and Secretary of the Company and formerly Chairman and President.	July 1, 1985 except for the period from July 9, 1992 to August 4, 1992	1,170,000
Gregory J. Sunell * * West Vancouver, BC President & Director	President of the Company and formerly Secretary.	August 4, 1992, except for the period from December 19, 2000 to June 11, 2001	2,830,589 (Note 1)
Kenneth Y. C. Yung * * North Vancouver, BC Director	Retired Professional Engineer. Formerly Department Manager, Hydroelectric Engineering Division BC Hydro & Power Authority.	December 15, 1993	32,000

Note 1: Shelley Sunell is the wife of Gregory Sunell and beneficially owned 1,217,500 Shares as of the Record Date.

* *Denotes a member of the Audit Committee of the Company, as required by the *Company Act* (British Columbia).

7. **Statement of Executive Compensation**

A. Executive Compensation

The following table sets forth the compensation of Gregory J. Sunell, President, and Alan W. Stephens, Chairman and Secretary (together, the "Named Executive Officers"), for services rendered to the Company, including all its subsidiaries, during the past three financial years. No other executive officer earned over $100,000 in total salary and bonus during any of the past three financial years.

Summary Compensation Table for Officers								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Alan W. Stephens, Chairman & Secretary	2003 2002 2001	35,172 120,300 149,058	17,308 10,128 3,344	2,088 8,032 7,968	260,000/0 160,000/0 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory J. Sunell, President	2003 2002 2001	113,925 110,400 89,375	17,391 8,712 2,717	8,555 8,208 7,469	260,000/0 160,000/0 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 210,000[1]

Note 1: The compensation for Gregory J. Sunell in the amount of $210,000 was provided for in a termination agreement dated February 4, 1999 approved by the directors of the Company. Mr. Sunell resigned as an employee of the Company effective May 31, 2001 and was re-employed as President of the Company effective on July 1, 2001.

B. Pension Plan

No pension or retirement plan has been instituted by the Company during the most recently completed fiscal year and none is proposed at this time.

C. Stock Option Plans/Stock Appreciation Rights

The following table sets forth details of incentive stock options to purchase Shares of the Company that were granted to the Named Executive Officers during the financial year ended June 30, 2003:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Gregory Sunell	100,000	36%	$0.23	$0.23	Jan 31, 2005
Alan Stephens	100,000	36%	$0.23	$0.23	Jan 31, 2005

The Company has not granted any stock appreciation rights.

The following table sets forth, in respect of the Named Executive Officers, details of all incentive stock options exercised during the financial year ended June 30, 2003 and the values of all outstanding incentive stock options:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End[(1)] ($) Exercisable/Unexercisable
Gregory Sunell	Nil	Nil	260,000/0	$42,500/0
Alan Stephens	Nil	Nil	260,000/0	$42,500/0

Note 1: Based on the closing price of the Shares of the Company on the Exchange on June 30, 2003 of $0.375.

D. Termination of Employment, Changes in Responsibilities and Employment Contracts

During the fiscal year ended June 30, 2003, Alan Stephens resigned as an employee of the Company effective on September 30, 2002 but continued in the roles of Secretary and Chairman of the Board.

E. Compensation of Directors

The mandate and means of compensation of the directors of the Company are elaborated in Item 9: Corporate Governance Disclosure. During the fiscal year ended June 30, 2003, the aggregate director compensation for external directors was $3,400 for directors' fees. No directors' fee was paid to the directors of the Company who were also senior management. During the fiscal year ended June 30, 2003, each of the four directors of the Company (Paul O'Sullivan, Alan Stephens, Gregory Sunell and Kenneth Yung) was granted 40,000 incentive stock options at an exercise price of $0.23 per share. No stock option was exercised by any of the four directors of the Company during the fiscal year ended June 30, 2003.

8. Authorization for the Issuance of Common Shares by Private Placements

The energy division of the Company is presently pursuing several opportunities involving the development and operation of electrical energy facilities and the acquisition of existing electrical energy facilities, which could require equity funding in the order of $5 million to $10 million, and a rapid response may be required.

Under the rules of the Exchange, the aggregate number of common shares of a listed company that may be issued or made subject to issuance (that is, may be issued on the basis of a share purchase warrant, or option, or other convertible security) by way of one or more private placements of shares during any six-month period, must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to any such transaction (the "Exchange Rule"), unless there has been shareholder approval of any such transaction.

The directors of the Company are concerned that reliance on the Exchange Rule without forward planning may seriously restrict the ability of the officers of the Company to react in a timely manner to the potential opportunities outlined above.

Subject to certain restrictions, as noted below in this Item 8, the Exchange has been prepared to accept an advance approval by the Shareholders in anticipation of one or more private placements that may, at that time, exceed the Exchange Rule, provided that any such private placement is completed within 12 months of the date that such advance approval is given by the Shareholders.

The issued and outstanding share capital of the Company, as at the Record Date, was 17,766,583 Shares and the Company proposes that the maximum number of Shares that may be issued, or made subject to issuance, under one or more private placements within the 12-month period commencing on November 27, 2003 will not exceed 17,766,583 Shares, being 100% of the number of issued and outstanding Shares of the Company as of the Record Date.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) each private placement would be substantially with parties at arms' length to the Company;
(b) each private placement would not materially affect the control of the Company;
(c) each private placement would be completed within a 12-month period following the date of the advance approval by the Shareholders; and
(d) each private placement would comply with the private placement pricing rules of the Exchange, which currently state that the issue price per Share must not be lower than the closing market prices of the Shares on the Exchange, less the allowable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.01 or more	15%

Therefore, the Shareholders are being asked to consider and, if considered advisable, to pass the following ordinary resolution:

RESOLVED that the issuance by the Company by one or more private placements, made during the 12-month period commencing on November 27, 2003, of such number of securities that will result in the Company issuing, or making issuable, a number of common shares aggregating up to 100% of the number of issued and outstanding shares as at October 17, 2003 being the Record Date and being the date of this Information Circular describing the advance approval process, as more particularly described in, and subject to, the restrictions described in the Information Circular, be and is approved.

9. Corporate Governance Disclosure

The policies of the current Board of Directors (the "Board") are evolving. The guidelines set out by the Exchange in its guidelines on corporate governance appear to relate to larger and more complex corporations than the Company.

The mandate of the Board is to assume responsibility for the stewardship of the Company. There are four nominees proposed as directors of the Company for the ensuing year, of which two are external directors and two are senior management of the Company. The Board has one committee, being the Audit Committee, which is responsible for reviewing the quarterly and annual financial statements of the Company and making recommendations on their acceptance to the Board. The Board makes all material policy decisions of the Company. All of the directors have been potentially rewarded in the past through the stock option plan of the Company. The two external directors have been additionally rewarded by a stipend of $300 for each Board Meeting attended in person, or $100 when attended by phone conference. In addition, non-Management directors who are also members of the Audit Committee are paid $200 for each Audit Committee Meeting attended in person, or $100 when attended by phone conference, except that when a Board Meeting and an Audit committee Meeting are held on the same day, one payment only of $300 or $100 respectively is made. The Board relies on Management for receiving, dealing with and, if appropriate, referring to the Board any feedback from, and concerns of, the Shareholders.

10. Disclosure of Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company, or any of the persons who have been directors or senior officers of the Company since the beginning of the last completed financial year of the Company, or any associate or affiliate of any of the foregoing, is or has been indebted to the Company, or any subsidiary of the Company, at any time since the beginning of the last completed fiscal year of the Company.

11. Disclosure of Material Interests of Insiders, Directors and Senior Officers

None of the insiders of the Company, or the directors or senior officers of the Company, or any subsidiary thereof, or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction of the Company at any time since the beginning of the last completed fiscal year of the Company, nor does any such person have a material interest, direct or indirect, in any presently proposed transaction of the Company.

12. Interest of Management and Others in Matters to be Acted Upon

Other than as described herein, none of the directors or senior officers of the Company, or any of the persons who have been directors or senior officers of the Company since the beginning of the last completed fiscal year of the Company, or any proposed nominee for election as a director, or any associate of any of the foregoing, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

13. Change and Appointment of Auditors

Management proposes Dale Matheson Carr-Hilton ("Dale") for appointment as auditors of the Company at remuneration to be fixed by the Board, to hold office until the next annual general meeting of the Shareholders. On October 24, 2003, The Company's former auditors, Deloitte & Touche, LLP ("Deloitte") resigned and the Board appointed Dale as the Company's auditors.

Pursuant to the requirements of applicable securities legislation, a copy of the Company's Notice of Change of Auditor, the response letters from each of Deloitte and Dale addressed to the securities administrators and confirmation that the notice and letters referred to have been reviewed by the Directors are attached hereto as Appendix A. There are no reportable disagreements between the Company and Deloitte and Deloitte has not given any adverse or qualified opinion, or denied any opinion, in respect of the financial years of the Company ended June 30, 2002 and June 30, 2003.

The Shareholders will be asked to pass at the Meeting the ordinary resolution to approve the appointment of Dale as the Company's auditor for the ensuing year and to authorize the Board to fix the remuneration of the auditor. For the ordinary resolution appointing Dale as the auditor, and authorizing the Board to fix Dale' remuneration to be approved in accordance with applicable law, the resolution must be approved by the affirmative vote of a simple majority of the votes cast at the Meeting by the Shareholders present in person or by proxy.

14. Management Contracts

The business of the Company is managed by its directors and senior officers and the Company has no management agreement with any person who is not a director or officer of the Company.

15. Other Matters to be Acted Upon

Other than those matters set forth in the Notice of Meeting, there is no other matter of which the directors have knowledge that will be acted upon at the Meeting. However, if any matter not known to the Management should come before the Meeting, then Shares represented by proxies solicited by the Management shall be voted on such matter in accordance with the best judgment of the person voting pursuant to such proxies.

DATED at Vancouver, British Columbia, Canada, on October 17, 2003.

Gregory J. Sunell, President

Alan W. Stephens, Secretary

APPENDIX A

NATIONAL POLICY STATEMENT NO. 31
CHANGE OF AUDITOR REPORTING PACKAGE

SYNEX INTERNATIONAL INC.

NOTICE OF CHANGE OF AUDITOR

On October 24, 2003, Deloitte & Touche LLP, Chartered Accountants ("Deloitte") was replaced as auditor of Synex International Inc. (the "Company"). The Company has appointed Dale Matheson Carr-Hilton, as auditors to replace Deloitte.

The Company confirms that there were no reservations in the audit reports included in any of the financial statements of the Company for the two most recently completed fiscal years. The Company further confirms that there have been no reportable events (as defined in National Policy No. 31) during the two most recently completed fiscal years and, in its opinion, there are no reportable events pending.

The Company confirms that the replacement of Deloitte as auditors for the Company with Dale Matheson Carr-Hilton was approved by the Board of Directors of the Company.

DATED this 24th day of October, 2003.

SYNEX INTERNATIONAL INC.

[signature]

Alan W. Stephens, Chairman and Secretary

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

October 27, 2003

British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

As required by National Policy No. 31 of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditors of Synex International Inc. dated October 24, 2003 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Synex International Inc.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

DALE
MATHESON
CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:

James F Carr-Hilton, Ltd. Peter J Donaldson, Inc. Fraser G. Ross, Ltd.

Robert J Burkart, Inc. Alvin F Dale, Ltd. Robert J Matheson, Inc.

October 27, 2003

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1K8

- and to –

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

- and to –

Toronto Stock Exchange
P.O. BOX 450
3RD Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

Dear Sirs/Mesdames:

Synex International Inc. (the "Company") – Change of Auditor

We are writing in accordance with National Policy No. 31 of the Canadian Securities Administrators. We wish to confirm that we have read the Notice of Change of Auditor of the Company dated October 24, 2003 and that, based on our current knowledge, we are in agreement with the information contained in such Notice.

Yours very truly,

Dale, Matheson, Carr-Hilton

Dale Matheson Carr-Hilton
Chartered Accountants

cc: Synex International Inc.
Deloitte & Touche LLP

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 • Fax: 604 687-4216 • E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587 • E-mail: dmc@dmch.com

CERTIFICATE

SYNEX INTERNATIONAL INC.

The undersigned, being the Chairman and Secretary of Synex International Inc. ("Synex"), hereby certifies, for and on behalf of Synex, that the Board of Directors of Synex has reviewed the Notice of Change of Auditor dated October 24, 2003, and the letters from Deloitte & Touche LLP and Dale Matheson Carr-Hilton responding thereto, as required by Part 4 of the National Policy No. 31, and has authorized the filing of such documents with the relevant securities administrators and the execution and filing of this Certificate.

DATED this 28th day of October, 2003.

Alan W. Stephens
Chairman and Secretary

SHAREHOLDER REQUEST FORM
TO NON REGISTERED SHAREHOLDERS OF
SYNEX INTERNATIONAL INC.

If you are the beneficial owner of shares of Synex International Inc (the "Company") that are held by and registered in a name other than your own, for example your bank, broker or trust company, and you want to receive the Quarterly Reports from our transfer agent, Computershare Trust Company of Canada, during the period ending with the subsequent Annual General Meeting, please complete this Shareholder Request Form and return it to the address shown.

To: **SYNEX INTERNATIONAL INC.**

As an unregistered shareholder of the Company, I request that my name and address be placed on the Supplementary Mailing List which will be maintained by your transfer agent, Computershare Trust Company of Canada, during the year following this Annual General Meeting, in order to receive the Quarterly Reports that are routinely mailed to the registered shareholders of the Company.

____
Name

____
Number Street

____
City Province (or State)

____
Postal (or Zip) Code

__________ _______________
Date Signature

Mail to:
COMPUTERSHARE TRUST COMPANY OF CANADA
STOCK TRANSFER DEPARTMENT
Fourth Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Fax to: 604-683-3694

SYNEX INTERNATIONAL INC.
FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF SYNEX INTERNATIONAL INC. THIS PROXY MAY GIVE DISCRETIONARY AUTHORITY TO THE HOLDER (SEE NOTE 4)

The undersigned holder of shares in the capital stock of SYNEX INTERNATIONAL INC. (the "Company"), hereby nominates and appoints Gregory J. Sunell , President and a director of the Company, or failing him Alan W. Stephens, Chairman, Secretary and a director of the Company, or alternatively ______________________________ as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the annual and extraordinary general meeting (the "Meeting") of the shareholders of the Company to be held at 10:00 am on Thursday, November 27, 2003 at the offices of the Company at 400 – 1444 Alberni Street, Vancouver, British Columbia, and at any and all adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

	For	Against	Withheld
1. To receive and adopt the financial statements of the Company as at June 30, 2003 and the report of the auditors thereon:			
Vote For or Against	______	______	
2. To appoint Dale Matheson Carr-Hilton as the auditor of the Company at remuneration to be fixed by the board of directors:			
Vote For or Withheld	______		______
3. To elect the following four persons as directors of the Company:			
Vote For or Withheld			
Paul J. O'Sullivan	______		______
Alan W. Stephens	______		______
Gregory J. Sunell	______		______
Kenneth Y. C. Yung	______		______
4. To pass an ordinary resolution authorizing the directors of the Company, in advance, to obtain equity financing through one or more private placements of common shares of the Company, to be completed within the 12-month period following the date of such advance approval.			
Vote For or Against	______	______	

The undersigned shareholder hereby revokes any proxy instrument previously given with reference to the Meeting or any adjournment thereof.

The shares represented by this Proxy will be voted in respect of the matters listed in accordance with the instructions given above. **IF A CHOICE IS NOT SPECIFIED, OTHER THAN FOR THE ELECTION OF DIRECTORS AND APPOINTMENT OF AUDITORS, THE PROXY WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.** This Proxy will be voted according to the best judgment of the person voting the Proxy at the Meeting with respect to any amendment or variation to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof.

DATED on ______________________________, 2003.

____
Signature of Shareholder

____
Name of Shareholder

____

____
Address of Shareholder

_____

_____
See Note 4 below and mark this space only if discretionary authority is denied

NOTES

1. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS PROXY TO REPRESENT HIM OR HER AT THE MEETING EITHER BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER FORM OF PROXY.** Such right may be exercised by printing in the space provided the name of the person appointed, in which case only the person so named may vote the shares at the Meeting.

2. This Proxy must be dated and executed by the shareholder or his or her attorney when authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If this Proxy is executed by an attorney, a copy of the instrument appointing the attorney must accompany this Proxy. This Proxy ceases to be valid one year from its date.

3. To be effective, this Proxy must be received by Computershare Trust Company of Canada, Corporate Services Division, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or fax 604-683-3694, Attention: Client Services, not less than 48 hours (excluding Saturday, Sunday and any statutory holiday) before the time set for holding the Meeting or any adjournment thereof or delivered to the chairman of the Meeting prior to the commencement of the Meeting.

4. If any of the shares are held jointly, any one of the joint shareholders of the shares may execute a form of proxy in respect of the shares, but if you or another joint holder of the shares is present at the Meeting, or represented by a proxy holder, the joint shareholder whose name appears first in the register of shareholders in respect of the shares, or that shareholder's proxy holder, will alone be entitled to vote.

5. If the instructions contained in this Proxy are certain, the shares represented by the Proxy will be voted on any poll, and where the person whose Proxy is solicited specifies a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. The proxy also confers discretionary authority on any amendment or variation of matters described in the Notice and on any other matter that may properly come before the Meeting. If a shareholder wishes to deny the grant of discretionary authority, the Proxy must be marked accordingly in the space provided above.

6. This Proxy may be revoked by an instrument in writing executed by the Shareholder pursuant to Item 3 of the accompanying Information Circular.

82-8362

03 NOV 12 AM 7:21

SYNEX INTERNATIONAL INC

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles. Financial information presented throughout the Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the consolidated financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying consolidated financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards in order to express their opinion on these financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

G Sunell

Gregory J Sunell
President and Director

Auditors' Report

To the Shareholders of Synex International Inc,

We have audited the consolidated balance sheets of Synex International Inc as at June 30, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, BC
September 12, 2003

Synex International Inc

Consolidated Balance Sheets
As at June 30

		2003		2002
Assets				
Current				
Cash and cash equivalents	$	1,391,975	$	556,494
Accounts receivable and other (Note 2)		967,318		1,293,383
Prepaid expenses		41,837		55,185
Future income taxes (Note 6)		45,968		41,786
		2,447,098		1,946,848
Loan receivable (Note 2 and 11)		1,844,643		1,520,620
Property, plant and equipment (Note 3)		102,515		238,646
Future income taxes (Note 6)		133,620		155,898
Projects in development and other assets (Note 2)		1,870,517		551,328
	$	6,398,393	$	4,413,340

Liabilities				
Current				
Accounts payable	$	362,628	$	446,996
		362,628		446,996
Accrued liabilities and provisions (Note 8)		585,000		65,000
		947,628		511,996
Shareholders' equity				
Capital stock (Note 4)		4,715,140		4,707,139
Retained earnings (deficit)		735,625		(805,795)
		5,450,765		3,901,344
	$	6,398,393	$	4,413,340

See accompanying notes to consolidated financial statements.

Approved by the Directors

Alan W. Stephens
Director

Gregory J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

For the years ended June 30

	2003	2002
Revenue	$ 1,247,785	$ 1.165,171
Expenses		
Amortization	38,494	44,128
Selling, general and administrative	1,201,673	973,364
	1,240,167	1,017,492
Income before the undernoted	7,618	147,679
Unrealised foreign exchange (loss) gain (Note 9)	(232,633)	35,967
(Loss) income before provision for income taxes	(225,015)	183,646
Provision for income taxes (Note 6)	57,519	(129,367)
Net (loss) income from continuing operations	(282,534)	313,013
Net income from discontinued operations (Note 10)	28,262	183,507
Gain on disposal of investment, net of income taxes (Note 10)	1,795,692	0
Net income for the year	1,541,420	496,520
Deficit at beginning of year	(805,795)	(1,332,078)
Shares purchased and cancelled (Note 4)	0	29,763
Retained earnings (deficit) at end of year	$ 735,625	$ (805,795)
Basic earnings per share for the year (Note 1) :		
(Loss) income from continuing operations	$ (0.02)	$ 0.02
Net income	$ 0.10	$ 0.03
Fully diluted earnings per share for the year (Note 1) :		
(Loss) income from continuing operations	$ (0.02)	$ 0.02
Net income	$ 0.10	$ 0.03
Weighted average number of common shares outstanding:		
Basic earnings per share	15,226,083	15,349,416
Fully diluted earnings per share	15,539,849	15,807,749

See accompanying notes to consolidated financial statements.

Synex International Inc

Consolidated Statements of Cash Flows

For the years ended June 30

		2003		2002
Operating activities				
Net (loss) income from continuing operations	$	(282,534)	$	313,013
Amortization		38,494		44,128
Foreign exchange		232,633		(35,967)
Future income taxes		59,037		(128,364)
Changes in operating assets and liabilities:		47,630		192,810
(Increase) in accounts receivable and other		(196,308)		(54,693)
(Increase) in prepaid expenses		(10,711)		(11,170)
Increase (decrease) in accounts payable and accrued liabilities		593,491		(104,036)
		434,102		22,911
Financing activities				
Common shares issued (purchased)		8,000		(77,908)
		8,000		(77,908)
Investing activities				
Loan receivable		(506,657)		0
Energy project development costs (net)		(1,336,727)		(310,570)
Property, plant and equipment additions (net)		(15,634)		(37,946)
Investments (net) (Note 2)		8,450		8,855
		(1,850,568)		(339,661)
(Decrease) in cash and cash equivalents from continuing operations during the year	$	(1,408,466)	$	(394,658)
Increase (decrease) in cash and cash equivalent from discontinued operations during the year (Note 10)				
Operations		(88,929)		402,274
Property, plant and equipment		114,996		0
Investment		2,217,880		0
Cash and cash equivalents at beginning of year		556,494		548,878
Cash and cash equivalents at end of year	$	1,391,975	$	556,494
Supplemental disclosure of cash flow information:				
Cash receipts for interest on long term debts	$	0	$	15,537
Cash payments for taxes		(13,900)		(31,500)

See accompanying notes to consolidated financial statements.

1 **Summary of significant accounting policies**

a. Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Foreign currency translation

Transactions denominated in a currency other than Canadian dollars are translated to Canadian dollars by applying exchange rates in effect at the transaction date. At year end, monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at that date. Any resulting foreign currency translation gains and losses are included in the consolidated statement of income in the current period.

c. Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e. Energy projects

Project development costs relating to energy projects which are expected to benefit future periods are capitalized and pooled during the investigation and development stage, and a portion of these costs are allocated to completed projects. The costs associated with completed projects are amortized on a straight-line basis over the life of the project.

f. Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is provided over the estimated useful life of the asset as follows :

Computer hardware	30% declining balance basis
Computer software	100% straight-line basis
Furniture and equipment	20% declining balance basis
Leasehold improvements	Straight-line basis over the lease term

g. Investments

The Company uses the cost method to account for investments in which it has no significant influence. Provisions are made for any impairment in value, which are determined to be other than temporary. The Company uses the equity method to account for investments in which it has significiant influence.

h. Stock options

The Company provides stock options to eligible persons as determined by the Board of Directors under the Stock Options Plans (1995) and (2000). Options are priced at market value at the time of granting. Any consideration paid on exercise of options is credited to share capital.

i. Revenue recognition

Revenue from sales less an allowance for returns, and from energy projects is recognized at the time of delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured. Consulting service revenue is recognized as the services are performed. Provisions for estimated losses on amounts are recorded when identified.

j. Income taxes

Future income taxes relate to the expected future tax consequence of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

1 **Summary of significant accounting policies (continued)**

k. Per share calculations

The Company uses the accounting recommendations of the CICA Hankbook Section 3500, Earnings per Share. Under this method, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shaes issuable upon the exercise of stock options unless their effect is antidilutive.

2 **Accounts receivable, projects in development, other assets and loan receivable**

(a) Accounts receivable		2003		2002
Accounts receivable - trade	$	337,719	$	895,544
Interest & other		629,599		397,839
	$	967,318	$	1,293,383

(b) Projects in development and other assets		2003		2002
Energy projects	$	1,828,228	$	500,587
Investments		42,289		50,741
	$	1,870,517	$	551,328

Energy projects

		2003		2002
Energy projects, beginning of year	$	500,587	$	198,036
Project development costs capitalized		1,336,727		310,570
		1,837,314		508,606
Amortization		(9,086)		(8,019)
Energy projects, end of year	$	1,828,228	$	500,587

Investments

As at June 30, 2003, the Company held 916,898 shares of Coast Mountain Power Corp which had a market value of $715,180. Coast Mountain Power Corp is proposing to build a 112 MW hydroelectric power plant in the northern British Columbia.

(c) Loan receivable

During fiscal 1999, the Company's wholly owned subsidiary, Synex Energy Resources Ltd., entered into a Convertible Loan Agreement with New World Power Corporation ("NWPC") under which the Company provided a US$1,000,000 convertible loan. As at June 30, 2003, the Company advanced a total of Canadian $1,844,643. The loan is secured by a first mortgage on the hydroelectric assets of Wolverine Power Corporation, a wholly owned subsidiary of NWPC and was matured on June 30, 2001 (Note 11).

3. **Property, plant and equipment**

						2003		2002
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Computer hardware	$	115,040	$	74,000	$	41,040	$	144,327
Computer software		18,224		16,802		1,422		9,131
Furniture and equipment		125,984		80,044		45,940		65,774
Leasehold improvements		36,493		22,380		14,113		19,414
	$	295,741	$	193,226	$	102,515	$	238,646

4. **Capital stock**

	2003			2002		
	Number		Amount	Number		Amount
Authorized common shares without par value	100,000,000			100,000,000		
Issued and fully paid common shares	15,231,083	$	4,715,140	15,191,083	$	4,707,139
	15,231,083		4,715,140	15,191,083		4,707,139

During the years ended June 30, 2003 and 2002, the Company cancelled and purchased shares as follows:

For cash under normal course issuer bids :						
Cancelled during the year	0	$	0	633,500	$	166,535
Purchased during the year	0	$	0	389,500	$	77,908

During the fiscal 2002, the Company cancelled shares which had been purchased under the terms of its Normal Course Issuer Bids of 633,500 common shares for an aggregate consideration of $166,535. The excess of stated value over the purchase price was $29,763. This amount was credited to retained earnings.

During the years ended June 30, 2003 and 2002, the Company issued shares as follows:

On exercise of incentive stock options	40,000	$	8,000	0	$	0

Stock option plan

Under the Stock Option Plans (1995) and (2000) as approved by the shareholders of the Company, the following activity occurred during the years :

		Weighted Average Exercise price	2003 Number		Weighted Average Exercise price	2002 Number
Balance, beginning of year	$	0.20	500,000	$	0.00	0
Granted (July 26, 2002, expires January 31, 2005)		0.23	280,000		0.20	500,000
Exercised		0.20	(40,000)		0.00	0
Lapsed		0.00	0		0.00	0
Balance, end of year	$	0.21	740,000	$	0.20	500,000

Under Stock Option Plan (2000), there remains the authority for the Board to grant up to 980,000 options.

The Company has adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $1,531,340 and the pro forma fully diluted earnings per share would remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected life of 2 years and seven months.

5. **Business Segments**

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002) and the provision of engineering and project management services.

2003		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	432,176	707,941	1,226,780	1,953,992	4,320,889
Inter-segment revenue			4,231	419,040	473,366	896,637
Revenue from customers	$	432,176	703,710	807,740	1,480,626	3,424,252
Gain on sale of investment						(1,697,880)
Revenue from discontinued operations						(703,710)
Unrealized foreign exchange loss						232,633
Other						(7,510)
Revenue						1,247,785
Segment operating profit	$	93,507	108,591	121,566	1,359,834	1,683,498
General expenses						172,621
Income taxes (recovery)						(30,543)
Net income for the year	$					1,541,420
Identifiable assets	$	4,420,722	0	401,517	1,430,547	6,252,786
Capital expenditures	$	1,190,417	(114,996)	7,034	(11,350)	1,071,105
Amortization	$	9,334	10,255	13,796	15,364	48,749

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	473,090	2,722,606	1,017,699	650,329	4,863,724
Inter-segment revenue			4,586	305,080	634,900	944,566
Revenue from customers	$	473,090	2,718,020	712,619	15,429	3,919,158
Revenue from discontinued operations						(2,718,020)
Unrealized foreign exchange (gain)						(35,967)
Revenue						1,165,171
Segment operating profit	$	145,007	459,000	137,335		741,342
General expenses						297,882
Income taxes (recovery)						(53,060)
Net income for the year	$					496,520
Identifiable assets	$	2,508,843	1,017,668	513,729	373,100	4,413,340
Capital expenditures	$	310,570	58,152	16,172	21,772	406,666
Amortization	$	8,328	46,771	13,809	21,991	90,899

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2003		2002
Canada	$	2,687,139	$	1,275,832
United States		640,778		2,180,460
United Kingdom		81,191		278,509
Other Countries		15,144		184,357
Total revenue from customers	$	3,424,252	$	3,919,158

All of the Company's long-lived assets are located in Canada.

6. **Income taxes**

A reconciliation between the Company's effective tax rate and the Canadian statutory rate (37.62% in 2003 and 42.14% in 2002) is as follows:

		2003		2002
Income taxes at Canadian statutory rate	$	**(84,651)**	$	77,388
Reduction in tax expenses due to utilization of previously unrecognized tax benefits		**0**		(41,561)
Provision for (benefit) of temporary differences recognized		**59,037**		(128,364)
Unrealized foreign exchange loss (gain) not recognized for tax purposes		**86,353**		(15,156)
Other		**(3,220)**		(21,674)
	$	**57,519**	$	(129,367)
Represented by :				
Income taxes - current	$	**(1,518)**	$	(1,003)
Income taxes - future		**59,037**		(128,364)
	$	**57,519**	$	(129,367)

The Company has $480,000 of capital lossses to be carried forward and applied against future capital gain for tax purposes. The potential benefit of this item has not been reflected in these financial statements.

The components of the Company's future tax assets and liabities are as follows :

		2003		2002
Future Tax Assets				
Net operating loss carry forwards	$	**45,968**	$	124,669
Tax basis of assets in excess of book value		**133,620**		73,015
	$	**179,588**	$	197,684

7. **Financial instruments**

a. Fair value

The Company has financial instruments which include cash and cash equivalents, accounts receivable and other, accounts payable and accrued liabilities.

The carrying value of these financial assets and liabilities approximates fair value at June 30, 2003 and 2002.

The fair value of the loan receivable from NWPC is not determinable due to the nature of the ongoing proceedings to enforce the Company's security (Note 11).

b. Financial risk

The Company is exposed to financial risk arising from fluctuations in forign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency rate fluctuations.

c. Credit risk

The Company currently derives revenue primarily from a large number of customers in a number of industries. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal.

8. **Commitments**

As at June 30, 2003, the Company had an agreement to lease office premises for an average of $244,000 per annum until expiration on August 31, 2008. As a result of the sale of the software division (Note 10) and resulting discontinued operations, the Company has provided a reserve in the amount of $520,000 to cover rent commitments as Lasata Software Pty Ltd. may vacate the space in October 2004.

9. **Unrealized foreign exchange gain (loss)**

The Convertible Loan with NWPC, which is denominated in US dollars, is translated into Canadian dollars at the rate in effect on the balance sheet date , effective for dates on and after June 30, 2002. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the results of operations. The financial statements were translated using an exchange rate of US$1 to Canadian $1.3553.

10. **Discontinued operations**

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty ltd of Perth, Australia, which assumed ownership on October 1, 2002.
Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amounted of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable.
The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Jun 30 2003	Jun 30 2002
Cash and cash equivalent		0	292,004
Accounts receivable		0	522,373
Prepaid expenses		0	24,059
Property, plant and equipment		0	122,359
Future income taxes		0	56,873
Total assets		0	1,017,668
Accounts payable and accrued liabilities		0	157,859
Deficit		0	(1,840)
Net assets	$	0	861,649

		Year ended Jun 30 2003	2002
Earnings from discontinued operations were as follows :			
Revenue	$	703,710	2,718,020
Net income from discontinued operations		28,262	183,507
Gain on sale of assets including tax recovery of $97,812		1,795,692	0
Net earnings	$	1,823,954	183,507

The cash flows from discontinued operations were as follows :

		2003	2002
Cash provided by (used for)			
Operating activities		(36,038)	460,424
Financing activities		0	0
Investing activities		(52,891)	(58,150)
	$	(88,929)	402,274

11. **Subsequent events**

After the year end on July 3, 2003 and July 7, 2003, Synex Energy Resources Ltd. acquired the real estate assets of Wolverine Power Corporation comprising four hydroelectric facilities located in Michigan under a foreclosure procedure for US$1.505 million in consideration. These assets are now held by Synex Michigan, LLC, a recently incorporated subsidiary of Synex Energy Resources Ltd, which is proceeding to effect the transfer of the operating business including the purchase of the remaining assets of Wolverine Power Corporation.

On August 14, 2003, the Company has closed a private placement in the amount of $857,498, which will result in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance. The funds generated is mainly to provide to the Company's wholly owned subsidiary, Synex Energy Resources Ltd., to advance electrical energy developments and for general corporate purposes.

SYNEX INTERNATIONAL INC

NON-CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 and 2002

(Unaudited)

Filename: I:\users\bchung\SXI.xls

Synex International Inc
(Incorporated under the Company Act of British Columbia)

Non-Consolidated Balance Sheets
As at June 30

(Unaudited)

As at		2003		2002
Assets				
Current assets				
Cash and cash equivalent	$	1,065,545	$	204,788
Accounts receivable		284,820		256,559
Prepaid expenses		9,535		9,535
		1,359,900		470,882
Loans receivable (Note 2)		1,244,337		950,000
Capital assets (Note 3)		46,080		72,793
Investments (Note 4)		975,398		1,565,083
Future income tax assets		72,380		61,004
	$	3,698,094	$	3,119,762
Liabilities				
Current liabilities				
Accounts payable	$	65,982	$	73,673
		65,982		73,673
Accrued liabilities and provisions (Note 8)		262,857		0
		328,839		73,673
Shareholders' equity				
Capital stock (Note 5)		4,715,140		4,707,139
Deficit		(1,345,885)		(1,661,050)
		3,369,255		3,046,089
	$	3,698,094	$	3,119,762

Approved by the Directors

Director

Director

See accompanying notes to non-consolidated financial statements.

Synex International Inc
(Incorporated under the Company Act of British Columbia)

Non-Consolidated Statements of Income and Deficit
For the year ended June 30

(Unaudited)

		2003		2002
Revenue				
Consulting	$	641,208	$	804,793
Less: Recoverable disbursements		(274,975)		(254,464)
		366,233		550,329
Interest and other		99,038		82,377
Gain (Loss) on sale of investment		323,278		(301,140)
Dividend income		0		88,200
		788,549		419,766
Expenses				
Accounting		8,475		7,050
Amortization		15,364		21,992
Communications		7,979		6,282
Contract services		24,290		14,447
Delivery		7,183		4,027
Insurance		1,710		2,377
Interest and bank charges		1,551		1,029
Legal		12,136		45,604
Licenses and fees		22,512		22,839
Office and miscellaneous		(943)		5,734
Printing		5,318		7,275
Rent		23,624		41,315
Repairs and maintenance		9,364		11,070
Salaries and benefits		345,896		501,206
Travel and promotion		300		492
		484,759		692,739
Net income (loss) before provision for income taxes		303,790		(272,973)
Provision for income taxes - current (Note 6)		0		10,328
- deferred (Note 6)		11,376		50,477
Net income (loss)		315,166		(212,168)
Retained earnings (deficit) at beginning of year		(1,661,050)		(1,478,645)
Shares purchased and cancelled		0		29,763
Retained earnings (Deficit) at end of year	$	(1,345,885)	$	(1,661,050)
Basic earnings per share for the year (Note 1):				
Net income (loss)	$	0.02	$	(0.01)
Fully diluted earnings per share for the year (Note 1):				
Net income (loss)	$	0.02	$	(0.01)
Weighted average number of common shares outstanding:				
Basis earnings per share		15,226,083		15,349,416
Fully diluted earnings per share		15,539,849		15,807,749

See accompanying notes to non-consolidated financial statements.

Synex International Inc
(Incorporated under the Company Act of British Columbia)

Non-Consolidated Statements of Cash Flows
For the year ended June 30

(Unaudited)

	2003	2002
Operating activities		
Net income (loss)	$ 315,166	$ (212,168)
Amortization	15,364	21,992
Reserve for rent commitment	262,857	0
Loss on sale of investment	0	301,140
Income tax provision	(11,376)	(50,477)
Changes in non-cash operating working capital	(35,952)	(27,715)
	546,059	32,772
Financing activities		
Common shares issued (purchased)	8,000	(77,908)
	8,000	(77,908)
Investing activities		
Loans receivable	(294,337)	10,000
Capital asset additions	11,350	(21,774)
Sale of investment	589,685	188,952
	306,698	177,178
Increase in cash	860,757	132,042
Cash at beginning of year	204,788	72,746
Cash at end of year	$ 1,065,545	$ 204,788

See accompanying notes to non-consolidated financial statements.

Synex International Inc
(Incorporated under the Company Act of British Columbia)

Notes to Non-Consolidated Financial Statements

1. Summary of significant accounting policies

a. Non-consolidation

These financial statements are prepared in accordance with generally accepted accounting principles except that they are prepared on a non-consolidated basis.

b. Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

c. Capital assets and amortization

Capital assets are recorded at cost. Amortization is provided over the estimated useful life of the asset as follows:

Computer hardware	30% declining balance basis
Computer software	100% straight-line basis
Furniture and equipment	20%declining balance basis
Leasehold improvements	Straight-line basis over the lease term

d. Investments

The Company uses the cost method to account for investments in which it has no significant influence. Provisions are made for any impairment in value, which are determined to be other than temporary.

e. Income taxes

Future income taxes relate to the expected future tax consequence of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rated on the date of enactment or substantive enactment.

f. Stock options

The Company provides stock options to eligible persons as determined by the Board of Directors under the Stock Options Plan (1995) and (2000). Options are priced at market value at the time of granting. Any consideration paid on exercise of options is credited to share capital.

g. Revenue recognition

Revenue from sales less an allowance for returns, and from energy projects is recognized at the time of delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured. Consulting service revenue is recognized as the services are performed. Provisions for estimated losses on amounts are recorded when identified.

1. **Summary of significant accounting policies (continued)**

h. Per share calculations

The Company uses the accounting recommendations of the CICA Handbook, Section 3500, Earnings per Share. Under this method, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options unless their effect is antidilutive.

2. **Loans receivable**

		2003		2002
Synex Energy Resources Ltd	$	1,029,337	$	0
Synex Systems Corporation		0		650,000
Sigma Engineering Ltd		215,000		300,000
		1,244,337		950,000
Less current portion		0		0
	$	1,244,337	$	950,000

3. **Capital assets**

		Cost	Accumulated Amortization		2003 Net Book Value		2002 Net Book Value
Computer hardware	$	70,826	56,017	$	14,809	$	21,156
Computer software		8,804	8,804		0		0
Furniture and equipment		76,427	46,120		30,307		33,779
Leasehold improvements		23,343	22,380		963		17,858
	$	179,400	133,321	$	46,080	$	72,793

4. **Investments**

			2003		2,002
Synex Systems Corporation	100%	$	0	$	1,166,550
Sigma Engineering Ltd	100%		204,240		204,240
Synex Energy Resources Ltd	100%		771,155		194,290
Lancaster Resource (US) Inc	100%		1		1
AH Sixteen Holdings Ltd	100%		1		1
Synex Software Development Corporation	100%		1		1
		$	975,398	$	1,565,083

The shares of the software division of the company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd. of Perth, Australia, which assumed ownership on October 1, 2002.

Synex International Inc
(Incorporated under the Company Act of British Columbia)

Notes to Non-Consolidated Financial Statements (continued)

5. Capital Stock

	2003			2002		
	Number		**Amount**	Number		Amount
Authorized common shares without par value	**100,000,000**			100,000,000		
Issued and fully paid common shares	**15,231,083**	**$**	**4,715,140**	15,191,083	$	4,707,139
	15,231,083		**4,715,140**	15,191,083		4,707,139

During the years ended June 30, 2003 and 2002, the Company cancelled and purchased shares as follows:

For cash under normal course issuer bids :						
Cancelled during the year	0	$	0	633,500	$	166,535
Purchased during the year	0	$	0	389,500	$	77,908

During the fiscal 2002, the Company cancelled shares which had been purchased under the terms of its Normal Course Issuer Bids of 633,500 common shares for an aggregate consideration of $166,535. The excess of stated value over the purchase price was $29,763. This amount was credited to retained earnings.

During the years ended June 30, 2003 and 2002, the Company issued shares as follows:

On exercise of incentive stock options	40,000	$	8,000	0	$	0

5. **Capital Stock (continued)**

Stock option plan

Under the Stock Option Plans (1995) and (2000) as approved by the shareholders of the Company, the following activity occurred during the years :

	Weighted Average Exercise price	2003 Number	Weighted Average Exercise price	2002 Number
Balance, beginning of year	$ 0.20	500,000	$ -	0
Granted (July 26, 2002, expires January 31, 2005)	0.23	280,000	0.20	500,000
Exercised	0.20	(40,000)	-	0
Lapsed	0.00	0	-	0
Balance, end of year	$ 0.21	740,000	$ 0.20	500,000

Under Stock Option Plan (2000), there remains the authority for the Board to grant up to 980,000 options.

The Company has adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation)ther Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $305,086 and the pro forma fully diluted earnings per share would remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected life of 2 years and seven months.

6. Income taxes

A reconciliation between the company's effective tax rate and the Canadian statutory rate (37.62% in 2003 and 42.14% in 2002) is as follows:

		2003		2002
Income taxes at Canadian statutory rate	$	118,565	$	(89,408)
Provision for (benefit) of temporary tax differences recognized		(107,189)		150,213
	$	11,376	$	60,805
Represented by:				
Income taxes - current	$	0	$	10,328
Income taxes - future		11,376		50,477
	$	11,376	$	60,805

7. Related party transactions

The Company had related party transactions with affiliated companies for the year as follows:

		2003		2002
Accounts receivable	$	26,053	$	222,591
Loans receivable		1,244,337		950,000
Accounts payable		77		1,854
Consulting and other revenue		473,366		799,900
Recoverable disbursements		163,276		252,225
Interest income		56,205		69,605
Dividend income		0		88,200
Contract services		5,587		4,447

8. Commitments

As at June 30, 2002, the Company had an agreement to lease office premises for an average of $244,000 until expiration on August 31, 2008.
As a result of the sale of the software division , the Company has provided a reserve in the amount of $262,857 to cover rent commitments as Lasata Software Pty Ltd. may vacate the space in October 2004.

9. Subsequent event

On August 14, 2003, the Company has closed a private placement in the amount of $857,498, which will result in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance.
The funds generated is mainly to provide to the Company's wholly owned subsidiary, Synex Energy Resources Ltd., to advance electrical energy developments and for general corporate purposes.